January 7, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-5010
Attn: Sonia Barros

Re:	Green Energy Management Services Holdings, Inc.
Amendment to Registration Statement on Form S-1
Filed January 5, 2011
File No. 333-169496

Dear Ms. Barros:

We are special counsel to Green Energy Management Services Holdings, Inc. (the “Company”). We hereby submit, on behalf of the Company, a response to certain questions raised by the staff of the Securities and Exchange Commission (the “Staff”) in its letter of comments dated January 7, 2011 (the “Comment Letter”) relating to Amendment No. 4 to the Company’s Registration Statement on Form S-1 filed on January 5, 2011 (”Amendment No. 4”).  Set forth below is the Company’s responses to the Staff’s comments.

The Company’s responses are numbered to correspond to the Staff’s comments.  For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.

Our History, page 5

1.
Refer to the last sentence in the first paragraph on page 7. You disclose the aggregate amount of shares to be delivered due to the fact that your registration statement was not declared effective by the SEC by December 19, 2010. Please update this disclosure as appropriate. We note that you are obligated to pay damages (in the form of common stock) to the affected Holders for each 15-day period that such failure continues.

Response:

As disclosed on page 7 of Amendment No. 4, the GEM Holders are required to issue to the Holders up to a maximum of 3% of the shares received by the GEM Holders as part of the merger.  Due to the fact that the registration statement was not declared effective by the SEC on December 19, 2010, the GEM Holders are required to deliver an aggregate of 10,550,752 shares of common stock to the affected Holders, which represents the maximum amount issuable to the Holders or 3% of the shares received by the GEM Holders as part of the merger.

61 Broadway            New York, New York 10006            212-930-9700            212-930-9725 Fax
www.srffr.com

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (646) 810-0596.

Very truly yours,

/s/ Sean F. Reid
Sean F. Reid

cc:	Robert Weinstein

61 Broadway            New York, New York 10006            212-930-9700            212-930-9725 Fax
www.srffr.com